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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38327

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hunnicutt & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street, 32nd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Hunnicutt (212) 752-0200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, William Hunnicutt, Member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hunnicutt & Co., LLC. (Company), as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAIME A. ROJAS
Commissioner of Deeds, City of New York
No. 4-6410
Certificate Filed in New York County
Commission Expires 2/1/16

William Hunnicutt, Member

Sworn and subscribed to before me this 24th day of February, 2016.

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-7
(x)	(g)	Computation of Net Capital	8
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	9-10
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(i) exemption.	11
(x)	(p)	Management's assertion letter regarding (k)(2)(i) exemption.	12

Hunnicutt & Co., LLC
(SEC I.D. No. 8-38327)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2015

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS


Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hunnicutt & Co., LLC

We have audited the accompanying financial statements of Hunnicutt & Co., LLC, (the "Company") (a New York company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Hunnicutt & Co., LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

HUNNICUTT & CO., LLC
BALANCE SHEET
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	147,715
Total Assets	$	147,715

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	5,383
Total Liabilities		5,383
Contingencies		-
Member's equity		142,332
Total Liabilities and Member's Equity	$	147,715

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:		
Fee income	$	548,668
Dividends		415
Total Revenues		549,083
Expenses:		
Travel and entertainment		53,902
Professional fees		11,012
Rent		43,800
Office salaries and payroll expenses		13,566
NYC Tax		9,546
Auto expense		5,937
Telephone		4,966
Office		14,119
Insurance		30,878
Retirement Plan Contribution		83,000
Regulatory fees		3,231
Other Expenses		1,560
Total Expenses		275,517
Net Income	$	273,566

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows From Operating Activities:	
Net Income	$ 273,566
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	14,570
Decrease in accounts payable and accrued expenses	(6,522)
Net Cash Provided By Operating Activities	281,614
Cash Flows From Investing Activities:	-
Cash Flows From Financing Activities:	
Member's Contribution	77,400
Member's distributions	(232,063)
Net Cash (Used) By Financing Activities:	(154,663)
Net (Decrease) In Cash	126,951
Cash and cash equivalents at beginning of the year	20,764
Cash and cash equivalents at end of the year	$ 147,715

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Total Member's
Balance, January 1, 2015	$ 23,429
Member's distribution	(232,063)
Member's Contribution	77,400
Net Income	273,566
Balance, December 31, 2015	$ 142,332

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Hunnicutt & Co., LLC the ("Company") is a registered broker-dealer in securities transactions under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority Inc. (FINRA) and the Securities Investor Protection Corporation.

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i).

2. SIGNIFICANT ACCOUNTING POLICIES

ACCRUAL BASIS OF ACCOUNTING

The Company's financial statements are prepared using the accrual method of accounting. The Company's year end is December 31.

INCOME TAXES

The Company is a limited liability Company taxed as a partnership and the accompanying financial statements do not include any provision for federal or state income taxes. The Company is responsible for a local unincorporated business tax on income, which is calculated at the statutory rate.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2015 the Company had net capital of $142,332, which was $137,332 in excess of the FINRA minimum capital requirement.

4. LEASE

The Company rents office space at 110 East 59th Street in New York City on a month-to-month basis. The Company's rent expense for the year ending December 31, 2015 was $43,800.

5. SIPC RECONCILIATION REQUIREMENT

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company has included in this report pursuant to SEA Rule 17a-5(e)(4) a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms since its gross revenue exceeded $500,000 in 2015.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 1, 2016, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

HUNNICUTT & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL:		
Total member's equity	$	142,332
Deductions and/or charges:		
Non-allowable assets:		-
Net capital before haircuts on securities positions		142,332
Haircuts on securities positions		-
Undue concentration		-
Net Capital		142,332
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	5,383
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	359
Minimum net capital required	$	5,000
Excess net capital	$	137,332
Net capital less greater of 10% of total AI or 120% of min. net capital	$	136,332
Percentage of aggregate indebtedness to net capital is		4%

The above computation does not differ materially from the December 31, 2015 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

See Independent Auditors' Report.



Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants Agreed-Upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7)

To the Members of
Hunnicutt & Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Hunnicutt & Co., LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Hunnicutt & Co., LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Hunnicutt & Co., LLC's management is responsible for the Hunnicutt & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016



Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Members of
Hunnicutt & Co., LLC

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Hunnicutt & Co., LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that Hunnicutt & Co., LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

110 East 59th Street
32nd Floor
New York, NY 10022
Tel: 212-752-0200
www.hunnicuttco.com

Member FINRA

William Hunnicutt
President

Hunnicutt & Co LLC

February 24, 2016

Assertions Regarding Exemption Provisions

We, as members of management of Hunnicutt & Co., LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

Hunnicutt & Co., LLC

By: ______________________

Bill Hunnicutt, Member

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hunnicutt & Co., LLC.
110 E. 59th St., 32nd Floor
New York, NY 10022
DEA: FINRA
8-38327
12/31 FYE

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Megenity 770-263-6003

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 1373
B.	Less payment made with SIPC-6 filed (exclude interest) 11/5/2015 Date Paid	(1331)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	42
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 42
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 42
H.	Overpayment carried forward	$(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hunnicutt & Co., LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 18th day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 549083
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 549083
2e. General Assessment @ .0025	$ 1373
	(to page 1, line 2.A.)